SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

FILED VIA EDGAR

June 2, 2020

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:                             Victory Portfolios

File Nos.: 33-8982 and 811-4852

Dear Mr. Cowan:

On behalf of Victory Portfolios (the “Registrant”), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to Post-Effective Amendment No. 175 to the Registrant’s Registration Statement on Form N-1A (File No.: 33-8982), filed on April 2, 2020 (“Form N-1A”).

We expect that the Registrant will file with the Commission a post-effective amendment to the Form N-1A pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (the “1940 Act”), on or about June 10, 2020, incorporating the responses to the Staff’s comments described below.  The Registrant notes that on May 29, 2020, it filed a Post-Effective Amendment to its registration statement to delay the effectiveness of the Form N-1A until June 10, 2020.

Below we identify in bold the Staff’s comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-1A.  We have attempted to accurately restate the Staff’s comments, which were provided on April 28, 2020.  Page references correspond to the PDF version of the Form N-1A.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosures with respect to the other Funds so that the disclosures are consistent, even if we do not identify whether a comment applies in other cases.  In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

1)             Page 2: Please update ticker symbols in EDGAR for all Funds when they are available.

Response: The Registrant will update the ticker symbols in EDGAR for all Funds when they are available.

2)             Page 3: For all Funds that include the following disclosure before the fee table, please delete the disclosure: “No load or sales commission is charged to investors in the Fund. You will, however, incur expenses for investment advisory and administrative services, which are included in the Fund’s Total Annual Fund Operating Expenses.” This disclosure is not permitted or required.

Response: The Registrant will revise the disclosure to state the following: “The following table describes the fees and expenses that you may pay, directly and indirectly, to invest in the Fund. The annual fund operating expenses for the Fund are based on expenses incurred during the Fund’s most recently completed fiscal year.”

3)             Page 3: For all applicable Funds — Please include completed fee tables without brackets in correspondence with the rest of the Funds’ responses to the Staff’s comments at least five days prior to going effective.

Response: The Registrant will complete all fee tables prior to the effectiveness of the Form N-1A.

4)             Page 3: For all applicable Funds — Please confirm that the Registrant conducted a FAS 5 analysis and concluded that recoupment is not probable. Please confirm that the Registrant provided the Fund’s auditor with a FAS 5 analysis.

Response: The Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed.  FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated.  The Registrant does not believe that either condition has been met.

In order for the event to be probable and able to be estimated, net assets for the Fund would have to increase significantly and/or expenses would have to significantly decrease.  The Registrant further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Registrant to treat the potential recapture as a liability.  The Registrant notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the applicable

Expense Limitation Agreement.  The Registrant records this type of liability when it believes that the conditions have been met.

The Registrant represents that, consistent with its procedures, it has conducted the FAS 5 analysis with respect to recoupment. The Registrant represents that it has provided this analysis to the Fund’s independent auditors.

The Registrant notes that the Staff has previously raised similar comments related to the treatment of recoupment with respect to post-effective amendments filed by Victory Portfolios II and Victory Variable Insurance Funds, each an affiliate of the Registrant.  The Registrant refers the Staff to letters dated March 1, 2019, April 5, 2019 and April 20, 2020, filed by Victory Portfolios II and Victory Variable Insurance Funds in response to the Staff’ s comments relating to certain funds of those trusts as filed as EDGAR correspondence on or about those dates.  The Registrant also refers the Staff to a letter dated September 6, 2017 in response to the Staff’s comments relating to the Victory Funds —Sarbanes-Oxley Review Comments, filed as EDGAR correspondence on or about September 6, 2017, and to Victory Portfolios’ response to the Staff’s comments, filed as EDGAR correspondence on February 14, 2019 (available here: https://www.sec.gov/Archives/edgar/data/802716/000110465919008803/filename1.htm).

5)             Page 3: For all applicable Funds — Please state that the Example applies whether you hold or sell all the shares.

Response: The Registrant will revise the disclosure to state the following: “The following example is designed to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods shown and then sell or hold all of your shares at the end of those periods.”

6)             Page 3: For all applicable Funds — Please delete the disclosure in the Example stating “The amounts shown reflect any fee waiver/expense reimbursement in place through its expiration date,” if in fact the waiver/reimbursement is not expected to be triggered.

Response: The Registrant expects that the Funds’ expenses will exceed the applicable contractual expense limitation and believes that the statement is appropriate.

7)             Page 3: For all applicable Funds — Please add principal risks associated with the Fund’s investment in preferred stocks, convertible securities and rights and warrants (or explain why these risks are not applicable).

Response: The Registrant will revise the principal risks to include the risks associated with the Fund’s investment in preferred stocks, convertible securities and rights and warrants, as appropriate.  To the extent one or more of these types of investments is not a principal risk of a Fund, the Registrant will omit reference to that investment. The Registrant will include this new disclosure, if any, at the time it files its next post-effective amendment to include annual Fund information.

8)             Page 3: For all applicable Funds — The Staff notes that the Fund invests in convertible securities. If the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Fund intends to invest or currently invests in CoCos and the amount the Fund currently invests in CoCos.

Response: The Registrant confirms that no Fund invests in, or currently intends to invest in, CoCos.

9)             Page 4: In the Principal Investment Strategy section for Victory Integrity Discovery Fund, with respect to the disclosure stating that “micro-capitalization companies are those companies with market capitalizations at the time of purchase lower than the largest company in the bottom 75% (based on index weightings) of the Russell 2000® Index, which as of March 31, 2020 included companies with market capitalizations below $[ ] billion,” the Staff notes that this number should be less than $1 billion in the Staff’s view. Please confirm or explain how a higher number is reasonable., e.g., are there industry indices, classifications used by rating organizations, or definitions used in financial publications that use $[_] billion?

Response: The Commission’s release adopting Rule 35d-1 under 1940 Act indicates that, as a general matter, an investment company may use any reasonable definition to define the terms used in its name. Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001). More specifically, the Staff has stated that in determining the universe of investments for a fund with a capitalization range in its name, a fund may use “any reasonable definition” of these terms for determining which investments count for a given size of capitalization. U.S. Securities and Exchange Commission, Frequently Asked Questions about Rule 35d-1 (Specific Terms Commonly Used in Fund Names) (hereinafter “FAQs”), at Question 6 (Dec. 4, 2001). The FAQs state that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” FAQs at Question 6. The Registrant believes that the definition of “micro-capitalization companies” in the prospectus is in accordance with the Staff’s guidance. Moreover, the Fund is seeking a degree of flexibility by defining micro-cap companies through the use of the “bottom 75% (based on index weightings) of the Russell 2000® Index,” rather than requiring strict adherence a specific dollar amount because market capitalizations can and do change from time to time. Based on the foregoing, the Registrant believes that its current disclosure is appropriate.

10)      Page 4: In the “Principal Investment Strategy” section for Victory Integrity Discovery Fund, with respect to the disclosure stating that “the Fund focuses on undiscovered small-sized companies…,” please consider using an alternative term instead of “small-sized” as the disclosure is talking about micro-caps.

Response: The Registrant will revise the principal investment strategy to refer instead to “micro-capitalization” companies.  The Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual Fund information.

11)      Page 4: For all applicable Funds — Please consider whether the Fund’s risk disclosures should be updated in light of current market events and conditions resulting from the COVID-19 pandemic, including how these events are affecting the Fund and its investments.  If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response:  The Registrant acknowledges the market changes that have occurred since the filing of the Form N-1A and has revised the “Stock Market Risk” principal risk to state the following: “Overall stock market risks may affect the value of the Fund. Domestic and international factors such as political events, war, trade disputes, interest rate levels and other fiscal and monetary policy changes, pandemics and other public health crises and related geopolitical events, as well as environmental disasters such as earthquakes, fire and floods, may add to instability in world economies and markets generally. The impact of these and other factors may be short-term or may last for extended periods.”

The Registrant has also incorporated updated risk disclosures in response to Item 9 of Form N-1A.

12)      Page 4: For Victory Integrity Discovery Fund, with respect to “Small Capitalization Stock Risk,” please revise to micro-cap stock risk or add a separate risk item.

Response: The Registrant will revise the “Small Capitalization Stock Risk” to “Micro Capitalization Stock Risk.” The Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual Fund information.

13)      Page 4: For Victory Integrity Discovery Fund, with respect to “Sector Risk,” please add a financial sector risk factor. This comment also applies to Victory Integrity Mid-Cap Value Fund, Victory Integrity Small/Mid-Cap Value Fund and Victory RS Partners Fund.

Response: The Registrant will include a “Financial Sector Risk.” The Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual Fund information.

14)      Page 5: For all applicable Funds — In the “Investment Performance” section, if Member Class shares are more expensive than Class Y shares, please state that because the Member Class has higher expenses than that of the class shown, Member Class performance would be lower than that of the class shown.

Response: The Registrant confirms that expenses of the Funds’ Class Y shares are lower than the new Member Class shares.  Accordingly, the Registrant will revise the disclosure to state the following: “While no information is shown for the Member Class shares (because they were not offered for sale as of December 31, 2019), annual returns for Member Class shares would have been substantially similar to those shown here. Member Class shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that Class Y shares have lower expenses and, as a result, annual returns would be higher.”

15)      Page 7: In the first sentence of the third paragraph of the “Principal Investment Strategy” section for Victory Integrity Mid-Cap Value Fund, please add the words “of mid-capitalization companies” after “When selecting securities.”

Response: The Registrant will revise the principal investment strategy to include “of mid-capitalization companies” after “When selecting securities.” The Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual Fund information.

16)      Page 11: In the first sentence of the second paragraph of the “Principal Investment Strategy” section for Victory Integrity Small/Mid-Cap Value Fund, please add the words “of small- to mid-capitalization companies” after “When selecting securities.”

Response: The Registrant will revise the principal investment strategy to include “of small- to mid-capitalization companies” after “When selecting securities.” The Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual Fund information.

17)      Page 14: With respect to the section “Additional Fund Information,” the Staff notes that this section does not describe the Funds’ principal strategies - only the types of investments and risks.  Please include additional information about each Fund’s strategy.

Response: The Registrant will revise the section “Additional Fund Information” to include additional information about the Funds’ principal investment strategies. The Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual Fund information.

18)      Page 14: The Staff notes that common stocks, preferred stocks, convertible securities and rights and warrants should be described in the section “Additional Fund Information — Investments.”

Response: The Registrant will revise the section “Additional Fund Information — Investments” to include descriptions of common stocks, preferred stocks, convertible securities and rights and warrants, as appropriate.  The Registrant will include this new disclosure, if applicable, at the time it files its next post-effective amendment to include annual Fund information.

19)      Pages 15-16: The Staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in the fund’s statement of additional information rather than in the fund’s prospectus. The Staff believes that including this disclosure in the prospectus may overwhelm other important information.  See ADI 2019-08.

Response: The Registrant believes the nature and scope of the strategies and risks listed as secondary (i.e., non-principal) are appropriate to include in the prospectus because it is information that the Registrant believes an investor would want to know. The Registrant does not believe it so voluminous to confuse or overwhelm investors.  However, the Registrant will consider moving this disclosure to the SAI at the time it files its next post-effective amendment to include annual Fund information.

20)      Page 15: In the “Risk Factors” section, with respect to the statement that “[t]he following provides additional information about some of the Funds’ principal risks…,” the Staff notes that this section should provide additional information about all of the Funds’ principal risks.

Response: The Registrant will revise the disclosure to remove the words “some of.”

21)      Page 15: The Staff notes that Item 9 relies on generic, standardized, risk disclosures across all Funds.  While standardized disclosures across Funds may be appropriate for certain risks, the Staff encourages funds to tailor other risk disclosures to how the particular fund operates. See ADI 2019-08.

Response: The Registrant believes that each Fund’s risk disclosures are appropriate because they reflect the actual risks that should be disclosed to investors. When reviewing the principal risks at the time it files its next post-effective amendment to include annual Fund information for each Fund, the Registrant will take into consideration the Staff’s comment in this context.

22)      Page 15: Page 81: Please include a chart that identifies the risk for each Fund.

Response: The Registrant will revise the disclosure on page 15 to include a chart that identifies the risks applicable to each Fund. The Registrant notes that a chart that identifies the risks applicable to each Fund is included on page 82 of the Form N-1A.

23)      Page 19; Page 44: With respect to the section “Investing with the Victory Funds — Investing in Member Class Shares,” please provide the basis for the Funds reserving the right to change the eligibility criteria for purchasing a particular share class without notice. The Prospectus has to be amended before changing these criteria. This comment applies to all applicable Funds in this filing and in the filing for Victory Portfolios II.

Response: The Registrant will revise the disclosure to remove the phrase “without notice.”

24)      Page 31: In the fifth paragraph of the “Principal Investment Strategy” section for Victory INCORE Fund for Income, please explain what the term “average effective maturity” means. Please tailor the disclosure in this paragraph to this Fund. Please also provide any criteria as to duration. With respect to all Funds that invest in debt securities, please define duration and provide an example in the Item 9 disclosure.

Response: The Registrant will revise the Fund’s principal investment strategy to include the following statement: “The average effective maturity of a bond takes into account the possibility that the bond may be called by the issuer due to, for example, a mortgage prepayment, put or other reason.”  The Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual Fund information.

The Registrant confirms that the duration of a bond is not a material investment consideration for this Fund.

25)      Page 32: For all applicable Funds — If Member Class shares are more expensive than Class I shares, please state that because the Member Class has higher expenses than that of the class shown, Member Class performance would be lower than that of the class shown.

Response: The Registrant confirms that expenses of the Funds’ Class I shares are lower than the new Member Class shares.  Accordingly, the Registrant will revise the disclosure to include the following: “While no information is shown for the Member Class shares (because they were not offered for sale as of December 31, 2019), annual returns for Member Class shares would have been substantially similar to those shown here. Member Class shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that Class I shares have lower expenses and, as a result, annual returns would be higher.”

26)      Page 34: In the second paragraph of the “Principal Investment Strategy” section for Victory INCORE Investment Grade Convertible Fund, please state that derivatives counted towards the 80 percent policy will be valued at market value rather than notional value.

Response: The Registrant will revise the principal investment strategy to state that “derivatives counted towards the 80 percent policy will be valued at market value.” The Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual Fund information.

27)      Page 34: In the third paragraph of the “Principal Investment Strategy” section for Victory INCORE Investment Grade Convertible Fund, please disclose any criteria as to maturity or duration.

Response: The Registrant confirms that there are no criteria as to maturity or duration.

28)      Page 35: For Victory INCORE Investment Grade Convertible Fund, with respect to the disclosure relating to “Sector Risk,” please add an information technology sector risk factor. This comment also applies to Victory RS Mid Cap Growth Fund and Victory RS Small Cap Equity Fund.

Response: To the extent the Fund invests a significant portion of its assets in the information technology sector (or any other sector), the Registrant will revise the disclosure to include an “Information Technology Risk” (or corresponding risk associated with any other sector) at the time it files its next post-effective amendment to include annual Fund information.

29)      Page 39: With respect to the disclosure in “Additional Fund Information — Securities Lending” stating that “each loan will be secured continuously by collateral in the form of cash, high quality money market instruments or securities issued by the U.S. government or its agencies or instrumentalities,” please provide the basis for accepting money market instruments as collateral. Generally, funds may only accept the following types of collateral: cash, securities issued or guaranteed by the U.S. government or its agencies, and irrevocable bank standby letters of credit not issued by the fund’s bank lending agent. This comment applies to all applicable Funds in this filing and in the filing for Victory Portfolios II.

Response: The Registrant will revise the disclosure to remove references to “money market instruments” as collateral.

30)      Page 55: With respect to the term “equity securities” as used in the “Principal Investment Strategy” section for Victory RS Partners Fund, please specify what “equity securities” includes. This comment also applies to Victory RS Mid Cap Growth Fund.

Response: The Registrant will revise the disclosure to specify the meaning of “equity securities.” The Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual Fund information.

31)      Page 55: With respect to the information in the second paragraph of the “Principal Investment Strategy” section for Victory RS Partners Fund, please update the information which is as of March 31, 2019. This comment applies to all Funds that use information that is over a year old.

Response: The Registrant will revise the disclosure to include the information as of March 31, 2020.

32)      Page 55: With respect to the statement in the “Principal Investment Strategy” section for Victory RS Partners Fund that “[t]he Fund holds a relatively few number of securities,” please specify. Please also disclose if the Fund is non-diversified in this section and in the Item 9 disclosure.

Response: The Fund is diversified. The Registrant will disclose a range of the number of portfolio positions the Fund typically holds at the time it files its next post-effective amendment to include annual Fund information.

33)      Page 56: Please consider whether “Limited Portfolio Risk” should be noted as a more important risk in the list of risk factors for Victory RS Partners Fund.

Response: The Registrant will consider the ordering of its risks, including “Limited Portfolio Risk.” Should the Registrant believe a change to the ordering is appropriate, it will revise the disclosure at the time it files its next post-effective amendment to include annual Fund information.

34)      Page 78: In the Principal Investment Strategy section for Victory RS Small Cap Equity Fund, with respect to the disclosure stating that “[t]he Adviser currently considers a company to be a small-capitalization company if its market capitalization (at the time of purchase) is less than $3 billion or 120% of the market capitalization of the largest company included in the Russell 2000® Index (“Index”) (currently, approximately $[ ] billion, based on the size of the largest company in the Index on March 31, 2020), whichever is greater,” the Staff notes that this number should be less than $5 billion in the Staff’s view. Please confirm or explain how a higher number is reasonable., e.g., are there industry indices, classifications used by rating organizations, or definitions used in financial publications that use $[_] billion?

Response: The Commission’s release adopting Rule 35d-1 under 1940 Act indicates that, as a general matter, an investment company may use any reasonable definition to define the terms used in its name. Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001). More specifically, the Staff has stated that in determining the universe of investments for a fund with a capitalization range in its name, a fund may use “any reasonable definition” of these terms for determining which investments count for a given size of capitalization. U.S. Securities and Exchange Commission, Frequently Asked Questions about Rule 35d-1 (Specific Terms Commonly Used in Fund Names) (hereinafter “FAQs”), at Question 6 (Dec. 4, 2001). The FAQs state that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” FAQs at Question 6. The Registrant believes that the definition of “small-capitalization companies” in the prospectus is in accordance with the Staff’s guidance. Moreover, the Fund is seeking a degree of flexibility by defining small-capitalization companies through the use of a market capitalization range that is less than the greater of “$3 billion or 120% of the market capitalization of the largest company included in the Russell 2000® Index,” rather than requiring strict adherence to a specific dollar amount because market capitalizations can and do change from time to time. Based on the foregoing, the Registrant believes that its current disclosure is appropriate.

35)      Page 83: With respect to the “Concentration Risk” risk factor, please specify which Fund is concentrated and please disclose this in Items 4 and 9 as well.

Response: The Registrant will delete “Concentration Risk.”

36)      Page 83: With respect to the “Large Capitalization Stock Risk” risk factor, the Staff notes that the Funds to which this disclosure applies do not include large cap funds. Please delete or explain.

Response: The Registrant will delete “Large Capitalization Stock Risk.”

37)      Page 84: With respect to the “Science and Technology Investment Risk” risk factor, please explain for which Fund this is a principal risk.

Response: The Registrant will delete “Science and Technology Risk.”

38)      Page 99: With respect to the “Principal Investment Strategy” section for Victory Floating Rate Fund, please explain whether the Fund will invest in loans indirectly through collateralized loan obligations (“CLOs”).

Response: The Registrant will revise the disclosure to specify that the Fund invests in loans indirectly through CLOs. The Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual Fund information.

39)      Page 99: With respect to the “Principal Investment Strategy” section for Victory Floating Rate Fund, please explain whether the Fund will invest in “covenant lite” loans.

Response: The Registrant will revise the disclosure to include that the Fund invests in “covenant lite” loans (and related risk disclosure). The Registrant will include this new disclosure at the time it files its next post-effective amendment to include annual Fund information.

40)      Page 99: In the “Principal Investment Strategy” section for Victory Floating Rate Fund, please disclose any criteria as to maturity or duration.

Response: The Registrant confirms that the Fund can invest in securities of any duration or maturity. The Registrant notes, however, that the Fund’s 80% policy to invest, under normal circumstances, in floating rate loans, ensures that its principal investments have a duration of less than one year. The Registrant will include additional disclosure to this effect at the time it files its next post-effective amendment to include annual Fund information.

41)      Page 99: The Staff notes that the following sentence of the “Principal Investment Strategy” section for Victory Floating Rate Fund appears to be risk disclosure: “The Fund may have to participate in legal proceedings or take possession of and manage assets that secure the issuer’s obligations. This could increase the Fund’s operating expenses and decrease its net asset value.”

Response: The Registrant will review the risk disclosure to include this statement at the time it files its next post-effective amendment to include annual Fund information.

42)      Page 100: With respect to Victory Floating Rate Fund, please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, explain to us why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including how the transition to any successor rate could impact the liquidity and value of investments that reference LIBOR. See Staff Statement on LIBOR Transition (July 12, 2019), available at https://www.sec.gov/news/public-statement/libor-transition.”

Response: The Registrant currently believes that the risks associated with the discontinuation of LIBOR are not principal investment risks of the Fund at this time. In making this determination, the Registrant considered the guidance from the Staff in its statements entitled, “Staff Statement on LIBOR Transition,” regarding the impact that the expected discontinuation of LIBOR may have on mutual funds, and “ADI 2019-08 — Improving Principal Risks Disclosure,” regarding the Staff’s observations on principal risk disclosures generally. Given the Fund’s level of investment in instruments linked to LIBOR, the timing of the LIBOR transition, and current market conditions, the Registrant believes that the discontinuation of LIBOR is not a principal investment risk at this time. The Registrant notes that it includes disclosure about these risks in its Statement of Additional Information. The Registrant will continue to review its disclosures and update them as appropriate in light of the factors discussed by the Staff in its guidance.

43)      Page 100: With respect to the “Loan Risk” risk factor for Victory Floating Rate Fund, to the extent the Fund invests in “covenant lite” loans, please disclose any heightened credit risk due to the nature of the borrowers and prevalence of weaker creditor protections.

Response: The Registrant respectfully refers the Staff to its response to Comment 39 above.

44)      Page 100: With respect to the “Loan Risk” risk factor for Victory Floating Rate Fund, to the extent the Fund invests in CLOs, please disclose the risks of investments in riskier CLO tranches.

Response: The Registrant respectfully refers the Staff to its response to Comment 38 above.

45)      Page 103: Please reconcile the following disclosure from the “Principal Investment Strategy” section of Victory High Income Municipal Bond Fund with the disclosure that the Fund may invest up to 100% of its assets in high yield securities: “The Fund may invest any portion of its assets in municipal securities that are rated below investment grade (or, if unrated, considered by Park Avenue to be of comparable quality), commonly known as ‘high yield’ or ‘junk’ bonds.”

Response: The Registrant notes the last paragraph on page 103 of the Form N-1A states: “The Fund may invest up to 100% of its assets in high yield, lower-rated fixed-income securities, including securities below investment grade, commonly known as ‘high yield’ or ‘junk’ bonds.” The Registrant will consider changes to the disclosure to consolidate these statements at the time it files its next post-effective amendment to include annual Fund information.

46)      Page 103: Please explain the meaning of the following disclosure from the “Principal Investment Strategy” section of Victory High Income Municipal Bond Fund: “Park Avenue considers the duration and the maturity of the Fund’s portfolio; however, these factors are a lesser consideration than credit and yield considerations due to the nature of the securities in which the Fund invests.” Does it mean that the Fund can invest in securities of any duration or maturity?

Response: The Registrant confirms that the Fund can invest in securities of any duration or maturity.

47)      Page 104: With respect to Victory High Income Municipal Bond Fund, is the Fund concentrated in any industries or group, and does the Fund focus its investment in any geographic area? Please specify and add appropriate risk disclosure.

Response: The Registrant confirms that the Fund does not concentrates its investments in any industries or group, nor does the Fund concentrate its investments in any specific geographic area.

48)      Page 104: Please consider the Staff’s above comment related to COVID-19 disclosure, especially as to municipal securities.

Response: The Registrant acknowledges the market changes that have occurred since the filing of the Form N-1A and will revise the disclosure consistent with the Staff’s comment.

49)      Page 125 (SAI): Please hyperlink all information incorporated by reference throughout the filing.

Response: The Registrant will revise the disclosure to hyperlink all information incorporated by reference.

50)      Page 207 (SAI): The Staff notes that the investment objective for Victory INCORE Fund for Income and Victory INCORE Investment Grade Convertible Fund is fundamental for each Fund. Please add a statement to this effect to the Item 9 disclosure for these Funds.

Response: The Registrant will revise the disclosure to include statements that the above-referenced investment objectives are fundamental. The Registrant will include this new disclosure at the time it files a post-effective amendment to include annual Fund information.

51)      Page 294 (SAI): In the section of the Statement of Additional Information for Victory RS Partners Fund, Victory RS Mid Cap Growth Fund, Victory RS Small Cap Equity Fund, Victory High Income Municipal Bond Fund and Victory Floating Rate Fund entitled “Investment Objectives, Policies and Limitations — Fundamental Investment Policies and Limitations of the Funds — 8. Concentration,” the Staff notes that for purposes of the Funds’ fundamental policy on concentration, municipal obligations are not considered a separate industry. Please add an explanatory note carve out for municipal securities where the payment of principal and interest are derived principally from assets and revenues of a non-governmental entity.

Response: The Registrant will revise the disclosure to state the following: “(2) municipal obligations, excluding private activity municipal debts securities, are not considered a separate industry; private activity municipal debt securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity will be assigned to the industry related to such non-governmental entity.”

Should you have any additional questions concerning the filing, please call me at (212) 839-8600.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:                                Leigh A. Wilson, Chair, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Nathan J. Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP